UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2003

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor L-2449 Luxembourg +352 26 20 37 03
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.)

Form 20-F    ☒    Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes    ☐                 No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

Press Release

Luxembourg

04 March 2003

VANTICO GROUP S.A.

(“Vantico” or the “Company”)

Waiver extension secured

Vantico International S.A., a subsidiary of the Company, today announces that it has secured an extension of the waiver of the requirement to deliver covenant certificates to its senior lenders in respect of third and fourth quarter covenants, subject to continued satisfaction of certain conditions. The extension is effective until 31 March 2003 and enables the Company to continue restructuring discussions with its stakeholders.

About Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

Vantico is incorporated in Luxembourg and operates globally in two Divisions: Polymer Specialties and Adhesives, Tooling and Optronics.

Contacts

Vantico
Helmut Strametz Chief Executive Officer Tel: +44 (0) 20 8814 7940 Fax : +44 (0) 20 8814 7962 Email: helmut.strametz@vantico.com	Justin Court Chief Financial Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7950 Email: justin.court@vantico.com

Financial Adviser to Vantico Close Brothers Corporate Finance
Richard Grainger Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: richard.grainger@cbcf.com	Jason Clarke Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: jason.clarke@cbcf.com

Close Brothers Corporate Finance is acting for Vantico Holding S.A. and its subsidiaries and Morgan Grenfell Private Equity in connection with the Restructuring and no-one else and will not be responsible to anyone other than Vantico Holding S.A. and its subsidiaries and Morgan Grenfell Private Equity for providing the protections offered to clients of Close Brothers Corporate Finance.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The proposed restructuring is subject to further negotiation, documentation and implementation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.

/s/ Justin Court

March 4, 2003	Justin Court
Chief Financial Officer